Exhibit 1.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ - 60.872.504/0001-23

NIRE 35300010230

ARTICLES OF ASSOCIATION

Article 1 - DENOMINATION, TERM AND PRINCIPAL PLACE OF BUSINESS - The publicly listed joint stock company governed by these articles of association and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with its principal place of business and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8,101,000,000.00 (eight billion, one hundred and one million Reais), represented by 115,585,340 (one hundred and fifteen million, five hundred and eighty-five thousand, three hundred and forty) book entry shares with no par value, of which 60,687,553 (sixty million, six hundred and eighty-seven thousand, five hundred and fifty-three) common shares and 54,897,787 (fifty-four million, eight hundred and ninety-seven thousand, seven hundred and eighty-seven) preferred shares with no voting rights, but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty per cent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block guaranteeing a dividend at least equal to that paid on the common shares.

3.1.	Authorized Capital - The company is authorized to increase its capital stock based on decisions of the Administrative Council, independently of any change in the articles of association, up to the limit of 200,000,000 (two hundred million) shares being 100,000,000 (one hundred million) common shares and 100,000,000 (one hundred million) preferred shares. Share issues for sale through Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing shareholders (Article 172 of Law 6,404/76).

3.2.	Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as companies it controls.

3.3.	Dematerialized Shares - Without any alteration in the rights and restrictions which are inherent to them, under the provisions of this article, all the company’s shares will be in dematerialized form, being registered in deposit accounts, at an Authorized Financial Institution, in the name of their holders, without the issue of share certificates, pursuant to articles 34 and 35 of Law 6,404/76, the charging to shareholders of the remuneration cited in Paragraph 3 of Article 35 of the said law being permitted.

3.4.	Share Buybacks - the company can acquire its own shares on the authorization of the Administrative Council, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to sub-item 3.2 of these articles of association.

3.5.	Acquisition of Voting Rights by the Preferred Shares - the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by an Administrative Council and by a Board of Directors. Pursuant to the law and these articles of association, the Administrative Council will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Directors.

4.1.	Investiture - The Councilors and Directors will be invested in their positions against a signature to their terms of office in the minutes book of the Administrative Council or the Board of Directors, as the case may be.

4.2.	Management Compensation - The Management will receive both remuneration and also a participation in the net income. Payment of remuneration will be established annually by the General Meeting of Shareholders in the form of a global amount, which may or may not be indexed, it behooving the Administrative Council to regulate the utilization of this amount. It is equally the responsibility of the Administrative Council to establish the pro-rata distribution of the participation in net income due to its own members and to the members of the Board of Directors, the amount due to the latter to be a maximum of 10 (ten) per cent of net income registered in the balance sheet, however not exceeding the total annual compensation due to management in the balance sheet for the fiscal period to which the said participation in net income relates.

Article 5 - ADMINISTRATIVE COUNCIL - The Administrative Council will comprise shareholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the councilors from among their peers.

5.1.	The Administrative Council shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Administrative Council to initially establish the number of Councilors, which will comprise this body for each term of office.

5.2.	In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Administrative Council

5.3.	Should there be a vacant position on the Administrative Council, the remaining Councilors may nominate a stockholder to complete the term of office of the substituted member.

5.4.	The term of office of the members of the Administrative Council is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5.	The Administrative Council, which is convened by the President, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members

5.6.	It is incumbent on the Administrative Council:

I	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s directors and establish their functions according to the provisions of these articles of association;

III.	to supervise the administration of the Board Directors, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

IV.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

V.	to opine on the report of the management and the Board of Directors’ accounts;

VI.	to chose and remove from office the independent auditors;

VII.	to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

VIII.	to decide on buy back operations on a non-permanent basis;

IX.	to ratify the decisions of the Itaú Holding Options Committee;

X.	to make decisions on payment of interest on capital;

XI.	to elect and remove from office member of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

XII.	to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

Article 6 - ITAÚ HOLDING OPTIONS COMMITTEE - The granting of stock options provided for under sub-item 3.2 of these articles of association will be managed by the Itaú Holding Options Committee, comprising five members, elected annually by the Administrative Council from among its peers.

6.1.	The Committee will be presided over by the Chairman of the Administrative Council, it falling to the latter to convene the respective meetings.

6.2.	The Committee will deliberate on the basis of the majority vote of its members, in accordance to the plan for awarding stock options approved by the General Meeting and the decisions will be considered final when ratified by the Administrative Council.

Article 7º - AUDIT COMMITEE - The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Directors as well as supervising the compliance of the company’s operations and business with the legal requirements, and internal regulations, the policy of the organization, the supervision of the internal audit activities and the monitoring of the independent and internal audits as well as recommending to the Administrative Council the choice and removal of the independent auditors.

7.1.	The Audit Committee will comprise at least three members, elected annually by the Administrative Council from among its members, the Administrative Council being also responsible for appointing the Committee’s Chairman.

7.1.1.	It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee’s members having a proven knowledge of the accounting and auditing areas.

7.1.2.	The Administrative Council shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.	Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.	The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information; II) compliance with the prevailing legal and regulatory requirements; III) the independence and quality of the work carried out by the independent and internal audits.

7.3.	The Administrative Council shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4.	The Audit Committee shall prepare at the end of each fiscal year a report on its monitoring of activities related to the independent and internal audit and to the internal control and risk management system, forwarding a copy to the Administrative Council and maintaining the said report on file and available to the Central Bank for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 - BOARD OF DIRECTORS - The management and representational activities of the company will be the responsibility of the Board of Directors elected by the Administrative Council, to take place within a term of 2 (two) business days from the date the General Meeting elected the said Administrative Council.

8.1.	The Board of Directors will comprise between 5 (five) and 10 (ten) members, to include the President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors and Legal Consultant, in accordance with what is decided by the Administrative Council when establishing these positions.

8.2.	In the case of absence or incapacity of any Director, the Board of Directors will choose the interim deputy from among its members. The President will be substituted by one of the Senior Vice-Presidents in the former’s absence or incapacity.

8.3.	Should any position become vacant, the Administrative Council may designate a Director to act as deputy in order to complete the term of office of the substituted director.

8.4.	The same Director may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

8.5.	The Directors will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

8.6.	A Director who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 9 - DIRECTORS’ RESPONSIBILITIES AND POWERS - Two Directors, will have the powers to represent the company, assuming obligations or exercising rights in any act, contract or document which imply a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

9.1.	Two Directors will have the powers to agree to and waive rights, and irrespective of the Administrative Council’s authorization, may also pledge and sell permanent assets and decide on the installation, extinction or reorganization of branches.

9.2.	It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Directors, supervise its activities, to structure the services of the company and establish the internal and operational norms.

9.3.	The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

9.4.	The Executive Directors are responsible for assisting the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

9.5.	The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Directors.

Article 10 - ADVISORY BOARD - The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Administrative Council, with the responsibility of collaborating with the Board of Directors through suggestions for solving problems when requested to do so.

10.1.	Should a vacant position arise on the Advisory Board, the Administrative Council may appoint a substitute for the remainder of the term of office.

10.2.	The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being on the Administrative Council to regulate the use of said amount.

Article 11 - INTERNATIONAL ADVISORY BOARD - The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

11.1.	The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Administrative Council, from the members of this body and the Board of Directors and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Administrative Council may appoint a substitute to complete the term of office.

11.2.	It is incumbent on the Administrative Council to regulate the working of the International Advisory Board and appoint its Chairman.

11.3.	The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Administrative Board to regulate the use of this amount.

Article 12 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 13 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 14 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 15 - ALLOCATION OF NET INCOME - Together with the financial statements, the Administrative Council will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

15.1.	before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

15.2.	the value to be allocated to dividend payments to the shareholders will be specified in accordance with the provisions in Article 16 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)	the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

15.3.	the remaining balance will be allocated in accordance with what is proposed by the Administrative Council, including the reserve cited under Article 17, “ad referendum” of the General Meeting.

Article 16 - MANDATORY DIVIDEND - The shareholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

16.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

16.2.	If so decided by the Administrative Council, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9249/95.

Article 17 - STATUTORY RESERVES - According to the proposal of the Administrative Council, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Associate Companies.

17.1.	The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 16.2), or interim payments of the same, with the objective of maintaining a remuneration flow to shareholders, and made up with funds from:

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d) originating from the credits corresponding to interim dividend payments (16.1).

17.2.	Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

17.3.	Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

17.4.	From time to time when proposed by the Administrative Council, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

17.5.	The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Administrative Council will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the shareholders.

Article 18 - BENEFICIAL OWNERS - The company is prohibited from issuing shares of the Beneficial Owner type.

WE HEREBY CERTIFY THAT THIS IS A TRUE AND CORRECT COPY OF THE RESTATED
ARTICLES OF ASSOCIATION UP TO THE ANNUAL GENERAL AND EXTRAORDINARY
GENERAL MEETING OF APRIL 30, 2003.

São Paulo-SP, April 30, 2003.

                                                                              BANCO ITAÚ HOLDING FINANCEIRA S.A.

Roberto Egydio Setubal         Carlos Roberto Zanelato

President Director          Attorney in fact